Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: The South Financial Group, Inc.
Commission File No.: 0-15083
     This filing, which includes a communication sent to employees of TD Bank, America’s Most Convenient Bank and The Toronto-Dominion Bank on June 21, 2010, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-756-8936, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF TD BANK, AMERICA’S MOST CONVENIENT BANK AND THE TORONTO-DOMINION BANK ON JUNE 21, 2010
Daily News Brief
June 21, 2010
Compiled by Jimmy A. Hernandez, Corporate and Public Affairs
TD BANK NEWS
1.	TD Cooks Up Burger Joint Plan for New U.S. Outlets — The Globe and Mail
Bank expansion will turn old fast food operations into new branches.
Toronto-Dominion Bank has a plan to keep costs in check as it expands across the eastern United
States — by turning old burger joints and chicken outlets into bank branches. [TD Bank’s Fred
Gaziamo and Bharat Masrani are quoted.]
2.	Bank Bids Heat Up — Gulf Coast Business Review (FL)
In the battle for the assets and deposits of Naples-based Bank of Florida’s three failed subsidiaries last month, federal regulators received a total of 16 bids from five undisclosed bidders. [TD Bank is mentioned.]
3.	Fourth of the “TD Bank Dozen” Laptops Placed in Brewster — Cape Cod Today (MA)
Fourth laptop will benefit Brewster family with three elementary school-aged children. The Laptops for KidZ project of the Masonic Angel Foundation has placed the fourth of the dozen IBM ThinkPad’s donated by TD Bank. [TD Bank’s Larry Squire is mentioned.]
4.	Good Works: Citizens gives $10,000 to Rutland’s Paramount. Montgomery Society Receives TD Bank Gift — Burlington Free Press (VT)
The Montgomery Historical Society recently received a check from TD Bank for $7,852.51 for its participation in the bank’s Affinity Program.
5.	Champions Set to Defend at Beach to Beacon — New England Runner
The 2010 TD Bank Beach to Beacon 10K will feature both reigning champions, Kenyans Ed Muge and Irene Limika, against a strong field of world class athletes, race officials have announced.
6.	Banks Luring You Into Signing Back Up For High Overdraft Fees — The Consumerist
Banks are mad they can’t just automatically charge you a $35 overdraft anymore if you happen to try to buy a candy bar without enough cash in your account. Newly enacted legislation says they have to get you to opt-in to such overdraft programs. So, what they’re doing is renaming the overdraft programs something else, making them sound awesome, and then blitzing your mailbox and inbox with up-sells.
INDUSTRY NEWS
1.	The Dollar’s Strong (But Not the One You Think) — CNN Money
There has been a lot of talk lately about how strong the dollar is. But if you’re looking for a real strong dollar, just gaze north. [TD Bank Financial Group is mentioned.]
2.	End of Overdraft Fees a Double-Edged Sword — The Washington Post
Bank of America is still suffering the wrath of Washington resident Philip Becnel. Banks have long walked a thin line on overdrafts. They are a sore point for many consumers, but the fees generate billions of dollars of revenue each year. Now the Federal Reserve has stepped in to craft new regulations aimed at preventing complaints like Becnel’s.
3.	Wells Fargo to End Free-Checking Offers July 1: Wachovia Will Continue its Policy Until Fall 2011 — The Winston-Salem Journal (NC)
The phasing out of the “free” checking account is accelerating, with Wells Fargo & Co. leading the movement within its existing brand network — but not yet in the Carolinas.
TD BANK NEWS
1.	TD Cooks Up Burger Joint Plan for New U.S. Outlets By Grant Robertson June 18, 2010 — The Globe and Mail
Bank expansion will turn old fast food operations into new branches. Toronto-Dominion Bank has a plan to keep costs in check as it expands across the eastern United States — by turning old burger joints and chicken outlets into bank branches.
Embarking on a major push south of the border, TD told analysts Wednesday it is looking to more than double U.S. profits to $1.6-billion (U.S.) over the next three years. During that time, Canada’s second-largest bank will also open 200 new U.S. branches.
Rather than build from scratch, though, TD is looking to renovate, since fast food restaurants come with a few key ingredients the bank finds attractive.
“The parking is there, the access is there, [and] most of these fast food restaurants already have a drive-through, so it’s a perfect fit for us,” said Fred Graziano, head of TD’s retail banking division.
The plan is “us thinking a little bit outside the box,” he told an investor presentation in New York.
TD is betting big on the U.S., where it has expanded aggressively in the past several years, amassing a network of nearly 1,200 branches in 15 states, roughly the same number it has in Canada.

The bank told analysts that it plans to boost profit from its U.S. operations through acquisitions, new branch expansion and fewer loan losses. Most of its new branches will come in key markets such as Florida and New England, where TD has a significant presence.
Boosting its U.S. profit to $1.6-billion would be a significant jump from the $781-million profit the U.S. operations reported on Oct. 31, at the end of the last fiscal year.
However, Bharat Masrani, TD’s head of U.S. consumer banking, said the bank expects to benefit from an improving economy and lower loan losses in the years ahead.
TD expects a $300-million earnings lift in the U.S. over the next three years from fewer loan losses, as customers are better able to keep up with payments in an improving economy.
“We are extremely well-positioned along the Eastern Seaboard, and have a strong platform from which to accelerate our growth,” Mr. Masrani told analysts.
TD’s retail footprint covers much of the coast from Maine to Florida. In May, the bank bought South Financial Group Inc. for about $192-million in cash and stock, giving it branches in Florida and the Carolinas.
In April, it acquired three Florida banks placed in receivership by U.S. regulators. The purchase of Riverside National Bank of Florida, First Federal Bank of North Florida and AmericanFirst Bank, gave TD 69 new U.S. branches, and a platform from which it hopes to build.
Prior to the deals, TD had about 30 locations in Florida, which the bank told analysts is among the most deposit-rich states in the U.S., and one of the wealthiest. Florida is the latest frontier in TD’s $15-billion string of U.S. acquisitions over the past five years that has seen it expand branches from Boston to New York.
The struggling banks TD bought in Florida were purchased through deals struck with the U.S. Federal Deposit Insurance Corp. Under the deal, the bank paid face value for the assets, but the FDIC agreed to pick up at least half of the losses from future failed loans, if they occur.
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2.	Bank Bids Heat Up By Jean Gruss June 18, 2010 — Gulf Coast Business Review (FL)
In the battle for the assets and deposits of Naples-based Bank of Florida’s three failed subsidiaries last month, federal regulators received a total of 16 bids from five undisclosed bidders.
“The environment was more competitive,” noted EverBank Chairman and CEO Robert Clements, the eventual winner.
The bidding for Florida banks has gotten so intense that private-equity financier Wilbur Ross Jr. told American Banker he’s looking to buy bank assets in Michigan instead. “In Florida,

the pricing for a bank, even a failed bank, has gone up enormously,” he told the trade publication recently. “It is a very different market from what we encountered a year ago.”
Ross spearheaded a group of investors in failed BankUnited in Coral Gables in May 2009. “When we bid for BankUnited one year ago, there were three bidders. Now a typical bank failure can have dozens of interested parties,” says John Kanas, chairman, president and CEO of BankUnited, in response to emailed questions.
David Call, South Florida president and CEO of Fifth Third Bank, speculated that more investors might buy struggling Florida banks without assistance from the Federal Deposit Insurance Corp. For example, in May TD Bank acquired The South Financial Group for 28 cents per share, parent company of Mercantile Bank in Florida. TD says the unassisted acquisition will be “slightly accretive” to earnings.
But there’s a potential showstopper lurking offshore: the oil spill.
The challenge with the spill is that if oil washes up on more Florida shores — or appears to be threatening much of the coastline — coastal real estate values will likely take another hit. That makes banks with coastal real estate collateral less valuable.
In addition, bankers are worried about exposure to the hospitality industry because tourists will likely cancel Florida vacations because of tarred beaches.
For example, a half dozen real estate transactions on Sanibel Island in Lee County have been put on hold because of the uncertainty over the oil spill, says Kevin Hale, a veteran Florida banker and executive vice president and director of community banking with Mutual of Omaha Bank.
Mutual of Omaha Bank acquired the assets and deposits of Marco Community Bank from the FDIC in February and is opening branches in the Tampa Bay region. “We’ve been very active with residential lending but we’re starting to see buyers delay closings or back away, waiting to see what happens with oil spills,” Hale says. “As every day passes, it becomes a hotter topic in our state.”
Jerry Campbell, chairman, president and CEO of Tampa-based HomeBancorp Inc., calls the spill a “potentially big problem” for the industry.
“The banks are like a mutual fund of economic activity for our area,” because they get direct impacts and reflect indirect ones, says Campbell, whose young bank recently bought two former Encore Bank branches in Pinellas County.
“The impact could include loss of value for beach front real estate properties, plus negative impact on local fisherman and other commercial activity on the Gulf,” he says. “The indirect impact could include tourism declines, with associated loss of retail and hospitality businesses.”
Investors already have started to worry about the impact of the oil spill on banks with a significant presence in the Florida Panhandle. Bloomberg recently reported that stocks of publicly traded bank companies such as Regions Financial Corp. and Synovus Financial Corp. have suffered bigger drops relative to the broad KBW Bank Index.

Foresight Analytics, a California-based research firm, projects another 17 banks in Florida will close this year. But Matthew Anderson, Foresight’s managing director, says that list could grow if the oil spill becomes a major catastrophe.
“Potential bidders could be scared away until they have better clarity on where things might end up,” he says.
Questionable value
Estimating the present value of Florida banks was already a difficult task before the oil spill, but the uncertainty about pollution creates another layer of complexity.
“We’re still faced with the nagging question of what is the true value of the real estate portfolio,” says Hale. “Not only are we concerned about the real estate values, but one of our primary sources of revenues, tourism and fishing, is in question.”
Even before the spill, bankers started to worry that the bidding was getting overheated.
“I can tell you from experience that there are great pockets of opportunity in the state, but things have definitely not come all the way back,” says Kanas, who expects another 100 banks in Florida will either merge or close through this cycle. “Florida is at the point in the recovery we expected it to be when we came here, but a full recovery is still a few years away.”
The bigger the bank, the more bids it’s likely to get, says Brian Davis, the chief accounting officer for Arkansas-based Home BancShares. His company was one of the bidders for the assets and deposits of Naples-based Orion Bank and Sarasota-based Century Bank in November, ultimately won by Louisiana-based IberiaBank. Home BancShares recently acquired the assets and deposits of failed Old Southern Bank in Orlando and Key West Bank.
Davis says his company scouted the Bank of Florida subsidiaries that failed May 28. “We looked at those, but the bank that got it bid pretty dadgum aggressive,” Davis says.
Ultimately, investors aren’t particularly interested in the assets and deposits of failed institutions, which explains why the FDIC has subsidized most deals. Rather, they’re strategically seeking branches in regions where they foresee future growth, says Anderson.
“You’re not buying today’s conditions, you’re thinking about the future,” he says. “Traditional growth areas like Florida and Georgia have attracted attention longer term because it’s a safe assumption that growth will resume.”
Thinning out bidders
Uncertainty over the oil spill may temper the number of bidders and the prices investors are willing to pay, but it probably won’t put a halt to acquisitions and consolidations.
“We’ll continue to see FDIC assisted deals in the state of Florida for the next 12 to 18 months,” Hale says.
Meanwhile, struggling banks may worry that the already bad situation could get worse. “A number of smaller banks are looking for partners and what we have noticed is that the directors and shareholders have become a little more realistic in their price expectations,” Hale says.

“The Tampa market is especially important to our future goals,” says Kanas. “We are currently evaluating a number of branch locations in the region.” BankUnited recently hired Harlan Parrish, a well-known Fort Myers banker formerly with Colonial Bank and later with BB&T, to lead the bank’s retail network.
“There is definitely capital on the sidelines, but the terms of the deal have to be right,” Kanas says.
While the oil spill may scare away potential investors, it could bring others back who believe today’s deals are becoming too rich. “That could have the reverse effect on some acquirers,” Anderson says.
For some acquirers whose strategy of expanding in Florida remains intact despite the oil-spill threat, the net effect could mean less competition and better terms from the FDIC.
In fact, like a hurricane, the oil spill could have some positive impact on economies of the Gulf Coast if oil companies and the government spend billions of dollars on the cleanup. “That’s where it gets harder to sort out the economic impacts,” Anderson says.
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3.	Fourth of the “TD Bank Dozen” Laptops Placed in Brewster June 18, 2010 – Cape Cod Today (MA)
Fourth laptop will benefit Brewster family with three elementary school-aged children.
The Laptops for KidZ project of the Masonic Angel Foundation has placed the fourth of the dozen IBM ThinkPad’s donated by TD Bank. This article is the fourth in an exclusive Cape Cod Today series that follows each of the “TD Bank Dozen” laptops.
Christine Sieger at the Nauset Youth Alliance/Brewster After School Child Care (BACC) program is a very active partner of the Masonic Angel Fund. MAF has served the children of BACC for twelve years. On Tuesday, June 8th the Laptops for KidZ program delivered a total of five IBM ThinkPads to the Brewster After School Child Care office at the Stony Brook School. This and future articles will track the deployment of those machines.
TD Bank Laptop #4 was provided for family with three children of elementary school age. The children are enrolled in both the after school program as well as BACC’s summer programs. This permits their hard-working single mother to maintain uninterrupted full-time employment. The laptop will be used by all three children to build their computer skills as well as to complete academic work that they have been assigned.
The kids’ teachers loaded the computer with whatever software each child needed to work with to complete their educational program. This can include basic application software, such as the Open Office package that LFK pre-installs on all of its computers, or task-specific educational software designed to build a student’s skills in a particular area.
LFK volunteer project director Mario Meré remarked, “We are happy to see one of our computers helping out an entire family of children. BACC’s hand-in-hand approach with their clients’ teachers means that everyone involved in a child’s academic success can play a part in making this computer a most valuable learning tool.”

This laptop was placed in Brewster by the LFK volunteer staff on behalf of Universal Masonic Angel Fund chapter that serves children in Orleans, Brewster and Eastham. MAF co-founder Fellows, LFK project director Mario Meré, and Universal MAF volunteer Michael Leighton delivered the five computers to NYA/BACC Executive Director Christine Sieger and bookkeeper Susan O’Neill.
Universal Masonic Angel Fund has served Brewster’s children since 1998. Universal Lodge of Orleans established the very first Masonic Angel Fund back in 1998. Appropriately, the very first MAF benevolence was done at the Stony Brook School in 1998 to provide emergency assistance to a family that lost everything in a fire. Today there are 142 Masonic Angel Fund chapters in twelve states.
Established in March, Laptops for KidZ (LFK) places laptop computers with local schools to be sent home with children who would not otherwise have computer access outside school hours. LFK tries to focus on situations where there is a demonstrated educational need for which the school has a plan that involves use of a computer to address that need.
“We’re quite impressed by the care the school professionals take in selecting the best software for the children to use on these computers. Certainly there are some kids that simply need a laptop for routine tasks such as web-based learning programs or basic word processing, but we’re also seeing many more cases where the school sets the bar higher. The teachers provide specialized software to help the child address a particular challenge they’re trying to overcome,” Fellows reflected.
TD Bank’s Larry Squire, who arranged the bank’s donation, was introduced to the Laptops for KidZ program by Cape and Islands United Way president Richard Brothers.
As with all activities of the Masonic Angel Foundation, the program’s volunteers never know the identity of a recipient child. All transactions are conducted at arm’s length with the school professionals working as a go-between to preserve privacy. LFK does not accept direct requests from potential recipients. All requests must come through a school or other partner agency. LFK computers are configured in English and are only available to legal residents of the United States. The TD Bank laptops are eligible to be placed between Plymouth and Provincetown through local Masonic Angel Fund chapters.
LFK accepts donations of functional Windows-based notebook computers. “Functional” means that the laptop will power up and is accompanied by its proper AC adapter. LFK generally does not accept donations of desktops or monitors. Donations to the 501(c)(3) Masonic Angel Foundation, Inc. are tax deductible.
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4.	Good Works: Citizens gives $10,000 to Rutland’s Paramount. Montgomery Society Receives TD Bank Gift
June 21, 2010 – Burlington Free Press (VT)
The Montgomery Historical Society recently received a check from TD Bank for $7,852.51 for its participation in the bank’s Affinity Program.
TD Bank’s Affinity Program helps nonprofit organizations raise money by receiving an annual cash contribution from TD Bank, based upon the average deposit balance held by the organization’s participating members.

The Montgomery Historical Society has 71 participating members/households, and plans to use the money for repairs and restoration of its principal artifact, a former Episcopal church built in 1835 and for other preservation and outreach activities.
The Montgomery Historical Society was formed in 1974 to save the former St. Bartholomew’s Church which had been condemned and was to be torn down. It purchased the landmark for $1 and has been managing the repairs and restoration ever since, including eight beautiful stained glass windows and a tower clock. Now on the National Register of Historic Places, the building has been evaluated and found to need substantial structural attention.
Society Chairman, Scott Perry, credits the generosity of its members and the community. “We are very grateful to our members who have embraced this program and to TD Bank for making the Affinity Program available. This donation will have a major impact on our work.” The Society was the only organization in Vermont to receive a donation from this program.
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5.	Champions Set to Defend at Beach to Beacon. Top International Field Expected at Prestigious Cape Elizabeth, Maine Road Race

June 17, 2010 — New England Runner
The 2010 TD Bank Beach to Beacon 10K will feature both reigning champions, Kenyans Ed Muge and Irene Limika, against a strong field of world class athletes, race officials have announced.
The TD Bank Beach to Beacon 10K, set for Saturday, August 7 in Cape Elizabeth, Maine, is again attracting some of the world’s top elite runners to Maine’s scenic coastline for the 13th edition of the race founded by 1984 Olympic champion Joan Benoit Samuelson, a Maine native and running icon.
“It’s good to have both Ed Muge and Irene Limika coming back to defend,” said Larry Barthlow, the TD Bank Beach to Beacon 10K’s elite athlete coordinator. “Ed will be gunning for his third straight title, which would tie a men’s record, and if Irene thought she had it tough with running legend Berhane Adere of Ethiopia in the field last year, she’s going to find the going even more difficult this time around. We’re going to have really competitive fields in both races.”
Last year at TD Bank Beach to Beacon, Limika, 30, ran a personal-best of 32 minutes, 6 seconds to cruise to victory. Her biggest challenger this year may come from Emily Chebet of Kenya, who just happens to be Muge’s wife.
Relative unknown Chebet, 24, made a big splash on the world stage in March with a sprint finish to win the senior race at the 2010 IAAF World Cross Country Championships in Poland. She followed up earlier this month by setting a course record 15:12 at the Freihofer’s Run for Women 5K in Albany, N.Y.
Also in the field is Edna Kipligat, 30, of Kenya, who finished second behind Chebet at Freihofer’s and won the 2010 Los Angeles Marathon in her second marathon ever. Not to be outdone, Lineth Chepkurui, 22, of Kenya set a world record 38:07 in winning the 2010 Bay to Breakers 12K.
Wude Ayalew Yimer, 23, of Ethiopia, returns to the TD Bank Beach to Beacon 10K for the first time since 2007, when she came in as a race favorite but got tangled with another runner early in the race, never recovered and finished a disappointing fourth. Her career has continued to elevate since then. She took home the 10,000m bronze medal at the 2009 World Championships in Berlin, and set a new course record (31:58) to win the 2010 World 10K Run in Bangalore, India, beating the defending champ in the homestretch.
Barthlow said he expects to add a few Eastern European runners and a few more Americans to go along with Rebecca Donaghue, 33, one of the top U.S. distance runners.
“I like what we have going in the women’s race with some of the hottest runners out there entered,” he said. “I think there are four or five women with a legitimate shot to win, and you never know who else might pop in there.”
On the men’s side, Barthlow is working to secure the entry of Martin Lel of Kenya, who is one of the world’s top marathoners with three Flora London Marathon and two ING New York City Marathon titles. Lel, who finished fifth in the marathon at the 2008 Olympics, won the Mardi Gras Half Marathon earlier this year but pulled out the London Marathon in April due to injury.
Ridouane Harroufi, 29, of Morocco is expected to give Muge a strong challenge after finishing sixth (28:32) at the 2009 TD Bank Beach to Beacon. Harroufi has already recorded a sub-28 (27:51) — in 2010 March, which placed him second at the Cooper River Bridge Run in Charleston, S.C.
The field also includes Simon Bairu, 26, who set the Canadian record at 10,000m (27:53.63) earlier this year; Andrew Lemoncello, 27, a British Olympian who took eighth in his marathon debut last April at the London Marathon, the first European to finish and Shadrack Biwott of Kenya, a former University of Oregon All-American and rising star on the U.S. road race circuit.
Barthlow said he expects to round out the men’s field in the coming weeks with two or three more strong international runners and other top American runners once the USA Outdoor Track & Field Championships conclude.
The group of 30 or so elite athletes will be joined in Cape Elizabeth by the best in Maine and New England and thousands of recreational runners. Last year, a record 5,624 runners from 16 countries and 43 U.S. states finished the winding, ocean-hugging, 6.2-mile course.
The TD Bank Beach to Beacon 10K begins at Crescent Beach along Route 77 in Cape Elizabeth and ends in Fort Williams Park at Portland Head, the most photographed lighthouse in the world.
Prize money for the winner of the men’s and women’s races is $10,000. In all, nearly $60,000 in prize money will be awarded to the top finishers and place winners in the various categories for men and women. A $2500 bonus also is available for any runner who breaks an Open course record.
The beneficiary of this year’s race is Junior Achievement of Maine, Inc. (JA), a non-profit organization providing economic education programs that help inspire Maine children to develop the skills, attitudes and behaviors of success in a global economy. Offered in more than 100 schools across the state, JA programs reached almost 9,000 Maine students in 2009.
The TD Charitable Foundation, the charitable giving arm of TD Bank, will award a cash donation of $30,000 to JA of Maine. The organization also will benefit from fundraising activities and publicity through its association with one of Maine’s premiere sporting events.
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6.	Banks Luring You Into Signing Back Up For High Overdraft Fees

By Ben Popken

June 18, 2010 — The Consumerist
Banks are mad they can’t just automatically charge you a $35 overdraft anymore if you happen to try to buy a candy bar without enough cash in your account. Newly enacted legislation says they have to get you to opt-in to such overdraft programs. So, what they’re doing is renaming the overdraft programs something else, making them sound awesome, and then blitzing your mailbox and inbox with up-sells. Some banks are even calling people up!
“Debit Card Advance” is what TD Bank is calling the favor of charging you $35 for an over-drafted can of soda.
“We offer this service as a convenience, and as a safety net, to you, our valued customer,” reads the letter.
The bank sent out new debit cards to customers and said that if they wanted to keep this “service” that they needed to call in or visit a bank.
“Respond today! You’ll lose this important feature on your personal checking account if we don’t hear from you before August 14, 2010.”
For some mysterious reason, these new TD Bank debit cards are also totally flat with no raised numbers. Maybe now that they’ve lost some of their bullshit fee streams they can’t afford raised numbers anymore?
Instead of couching it like some kind of cool exclusive program, Chase has taken an “empowered consumer” approach.
“YOU DECIDE,” yells the starburst. “Is Chase Debit Card Overdraft Coverage (sm) right for you? Our bankers can help you make an informed decision.”
The letter and flyer encourage customers to call the bank, visit the bank, or read the banks’ website to learn about the coverage program. So that you understand its monumental importance, the letter makes liberal use of bolding, underlining, and capital letters.
It reeks of desperation.
“It seems like they are trying to trick clients into thinking that there is a serious problem unless they get the chase overdraft protection,” writes Consumerist reader Cody after getting an email from Chase. “Just the way they word the email isn’t right as they are trying to up-sell that we need to purchase this protection that will inevitably cause more harm than good.”
Commenter evnmorlo says that every time they go to their bank’s website, “they force a pop-up to try to get you to sign up for the $35 overdraft fee.” Annath says that he’s seen signs saying “Have YOU opted in yet?” “As though it’s something everyone NEEDS to do,” he writes.
Helix Queen says that her bank called her up and tried to pitch it as a “perk.” However, she has a friend who actually likes overdraft protection. Talking to her recently, Helix Queen’s friend, “got sooo defensive, even expressing her gratitude to the bank for letting her know about having to opt-in... She said something like “They’re always looking out for me.” She couldn’t wait to opt-in...and seemed pissed at the government for taking automatic ODP away.”
They didn’t take it away, honey child, they took away being forced to automatically be signed up for it. If you still want the beatings, call them up and they’ll only be too happy to oblige.
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INDUSTRY NEWS
1.	The Dollar’s Strong (But Not the One You Think)

By Paul R. La Monica

June 18, 2010 — CNN Money
There has been a lot of talk lately about how strong the dollar is. But if you’re looking for a real strong dollar, just gaze north.
Sure, the greenback has done great against the euro. But that’s not saying much. The U.S. dollar is still a proverbial 97-pound weakling compared to the Canadian dollar.
Canada’s dollar, commonly referred to as the “loonie” since the coin features an image of a loon on the back, has been trouncing its counterpart below the 49th parallel. It’s up 3% against the greenback so far this year and 10% over the past 12 months.
With that in mind, some experts say that investors looking for safe havens should buy Canadian.
That makes sense. After all, Canada’s economy is in healthier shape than the U.S. right now. Its unemployment rate is 8.1% compared to 9.7% in the U.S. Canada’s gross domestic product rose at a 6.1% annualized rate in the first quarter compared to a 3% increase in GDP for the U.S.
“Canada is in much better shape than other countries around the world. It’s not just a recovery, but an expansion,” said Pierre Lapointe, global macro strategist with Brockhouse Cooper, a brokerage firm in Montreal.

Lapointe said that part of that has to do with the booming commodities market. Canada has ample gold reserves and also exposure to oil in the tar sands in Alberta.
He noted that many of the companies listed on Canada’s benchmark TSX index are tied to the gold mining and oil industries.
With gold at record highs and oil starting to creep back towards $80 a barrel, Canada’s stock market has held up much better than others during the euro-induced volatility of the past few months.
The TSX is down just 1.7% since the start of May while the S&P 500 has fallen nearly 6%, for example.
But Canada also avoided many of the nasty real estate problems that dragged the U.S. into recession.
The five largest Canada banks — Royal Bank of Canada (RY), Bank of Nova Scotia (BNS), Toronto Dominion (TD), Bank of Montreal (BMO) and Canadian Imperial Bank of Commerce (CM) — are widely regarded as being in much better position than the top banks in the U.S..
“The recession was milder since Canada’s banking system is fairly healthy,” said Paul Ashworth, senior economist with Capital Economics, a research firm based in Toronto. “Canada never had a housing downturn that was anything like what happened in the U.S.”
Some Canadian companies have even tried to capitalize on this image of financial strength in their ad campaigns. Toronto-based insurer Sun Life Financial (SLF), which has a big presence in the U.S. and even has the naming rights for the Miami stadium where the Dolphins and Marlins play, boasts in commercials that it didn’t take any government bailout money.
That’s all well and good. But will Canada keep attracting strong investor interest or is the fact that Canada isn’t the U.S. already priced into their currency, stocks and bonds?
Ashworth said that the rise in gold, which is partly a fear trade, has certainly helped Canada. So if gold prices cool, that could hurt the Canadian dollar.
But he said that if gold falls on hopes that the global economy is going to avoid another major meltdown, the trade-off would probably be higher oil prices. That could offset any weakness in gold.
“The bottom line is that the loonie is still a petro currency,” he said.
So as long as the Canadian economy holds up, there is a good chance that Canadian assets could continue to perform well. After all, Canada’s central bank took the first step towards bringing interest rates back to normal earlier this month.
The Bank of Canada boosted rates by a quarter-of-a-point to 0.5%. That makes Canada the first of the so-called G-7 group of industrial nations to raise rates since the onset of the global financial crisis in 2008.

Stefane Marion, chief economist and strategist with National Bank Financial Group in Montreal, points out that the Bank of Canada is likely to raise rates again next month. And that’s lifting bond rates in Canada.
The difference between the yield on 2-year Canadian bonds and the 2-year U.S. note is about a full percentage point. In other words, investors believe they’ll be able to get a better rate of return in Canada because the economic fundamentals look stronger.
“Gone are the days when foreign investors thought of North America as only the U.S.,” Marion said. “People are discriminating between Canada and the U.S. There’s probably limited downside for the Canadian dollar and other assets unless there’s a major global economic relapse.”
Reader comment of the week. To quote Hannibal from “The A-Team” (and did they really need to make a movie of the TV show?), I love it when a plan comes together. This week’s best reader retort fits perfectly with the theme of today’s column.
I wrote on Monday about how Brazilian oil company Petrobras could benefit from the BP fiasco in the Gulf of Mexico. Paul Dupuis took issue with that.
“Why would you suggest Brazil when there is over a trillion barrels in oil reserves in Alberta??? No drilling in water here and we are already are the largest supplier of oil to the U.S.,” he wrote.
Well said.
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2.	End of Overdraft Fees a Double-Edged Sword. Consumer-Friendly Law Takes Effect July 1, but Expect to Pay New Charges for Other Bank Services

By Ylan Q. Mui

June 20, 2010 — The Washington Post
Bank of America is still suffering the wrath of Washington resident Philip Becnel.
More than a decade ago, when he was a student at Virginia’s George Mason University, Becnel overdrew his Bank of America checking account when he bought a cup of coffee, resulting in a penalty of about $40.
Unaware that he was out of money, he kept using his debit card and getting whacked with penalties, racking up hundreds of dollars in overdraft charges.
Becnel paid the fines, closed his account and switched banks. To this day, he refuses to do business with Bank of America, even though his new bank is farther from home.
“That was kind of the final straw for me,” said Becnel, now a private investigator. “The compounding of fees, it’s almost criminal.”
Banks have long walked a thin line on overdrafts. They are a sore point for many consumers, but the fees generate billions of dollars of revenue each year. Now the Federal

Reserve has stepped in to craft new regulations aimed at preventing complaints like Becnel’s.
Starting July 1, the rules will prohibit banks from automatically charging overdraft fees. Instead, consumers can decide whether they want to use an overdraft service or would rather simply have their debit cards declined. In addition, some banks have stopped charging overdraft fees if the account is a few dollars in the hole — eliminating the infamous $40 cup of coffee — and are capping the number of charges each day.
According to market research firm Mintel, about 25 percent of consumers it surveyed this spring indicated they would enroll in overdraft services. About 15 percent said they did not want to sign up, and the rest were either unsure or were not aware of the changes.
Banking experts and even industry groups have warned that banks will need to replace the revenue they have long collected in overdraft fees. That means people might find that the fees have disappeared, only to resurface elsewhere in the form of a maintenance fee on their checking accounts, for example.
“The whole banking system is in a state of flux,” said Brian Riley, research director at TowerGroup, a market research firm.
“Consumers have to really read the fine print on this stuff and not go into the banks for the reward programs and the free toaster.”
The new overdraft rules come as banks grapple with tighter regulations on credit card interest rates and penalty fees mandated by Congress last year. The financial crisis ignited a populist movement to strengthen consumer protections from Washington, and Congress continues to debate the creation of an agency devoted to the issue.
The Fed began drafting its new overdraft regulations last fall as lawmakers prepared bills with similar restrictions in case the Fed did not act.
Meanwhile, numerous banks braced themselves for what many saw as inevitable. According to a survey by research firm Moebs Services, nearly 14 percent of 2,000 bank and credit unions reported eliminating their overdraft programs altogether. Bank of America ended its program in March after extensive interviews with its customers.
“We heard time and time again, ‘Don’t let me spend money that I don’t have,’ ” said David Owen, head of the bank’s payments business.
Washington resident Charlie Meisch said he didn’t even realize he had overdraft service on his account until his bank, Chevy Chase, informed him of changes in the federal regulations. He said he has never used overdraft programs and would not sign up for the service. But what would entice him are services or notices that help customers avoid overdrafts in the first place, such as text alerts when account balances run low.
“Banks will set themselves apart the more they can work with you to avoid this stuff,” he said.
Some banks that do not charge overdraft fees are promoting their stance as proof they are more customer-friendly. ING Direct, which hasn’t charged overdraft fees since launching its checking accounts in 2006, created an overdraft calculator for consumers to see how much they can save with the online bank.

“The checking account should work for you, not against you,” said Todd Sandler, head of product strategy for ING Direct. “We feel like we’ve taken a much smarter approach in this category.”
People can still elect an overdraft line of credit, however. In those cases, ING essentially lends customers the money they are missing at what Sandler said is a competitive rate, rather than charge a flat penalty fee. Other banks have been touting the ability to tap into savings accounts or credit cards when a checking account is overdrawn.
But the Moebs survey also showed that about 11 percent of banks and credit unions actually created overdraft programs, an acknowledgment that the service is important for some customers.
The Fed’s rules also attempt to recognize that the overdraft service can be a useful tool: The rules do not apply to checks or recurring automatic payments. Officials said such payments are often applied to bills, such as rent or car insurance, and consumers indicated that they would rather pay an overdraft charge than have them denied. Several banks also said they will continue to allow overdrafts at ATMs but will notify customers that their balances are insufficient.
“What we wanted to do was to give customers lots of choices,” said Pete Jones, Mid-Atlantic regional president for Wachovia, which has kept its overdraft service. “I don’t think we want to do away with any opportunity.”
Still, Wachovia’s parent company, Wells Fargo, expects that revenue from overdraft fees will fall by $500 million this fiscal year. Bank of America has estimated its losses at $160 million a quarter. Moebs estimates that total bank revenue from overdrafts will drop about $2 billion this year to $35.2 billion, the first decline in at least a decade.
Industry groups have said banks will hunt for ways to recoup those losses. Banks could decide to charge customers a fee unless they sign up for multiple accounts, rather than just a checking account, or fail to maintain a certain balance. They might also charge for certain services, such as writing multiple checks.
“We expect that free checking will go very far away,” Riley said.
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3.	Wells Fargo to End Free-Checking Offers July 1: Wachovia Will Continue its Policy Until Fall 2011

By Richard Craver

June 19, 2010 — The Winston-Salem Journal (NC)
The phasing out of the “free” checking account is accelerating, with Wells Fargo & Co. leading the movement within its existing brand network — but not yet in the Carolinas.
Wells Fargo, which took over Wachovia in 2008, said yesterday that it will stop offering free checking accounts as they currently exist to new customers on July 1. It will continue to honor existing free-checking accounts of Wells Fargo customers, spokesman John Dunn said.

“Existing Wachovia stores will offer the accounts to new customers until conversion takes place in their area,” Dunn said. Branch, brand and software conversions are scheduled to occur in the Carolinas in the fall of 2011.
“Like existing Wells Fargo customers, existing Wachovia free-checking accounts will continue to be honored,” Dunn said.
Dunn said that after July 1, new Wells Fargo customers will have the ability to have some checking-account fees waived by agreeing to certain products and requirements, such as automatic deposits and minimum account balances.
Most banks are exploring new revenue sources as they face additional financial regulations, which, for example, limit overdraft fees on debit cards.
Bank of America Corp. said this week that it is considering charging some checking customers additional fees, starting in 2011, as it tries to offset the cost of complying with new financial rules.
Bank of America officials said they still are testing various pricing models around the country. So far, they said, they have ruled out charging all checking account customers a blanket fee, and are opting instead to offer a menu of account options.
The bank could waive fees for customers who: use less expensive self-service options such as online banking, or ATMs rather than tellers; regularly use debit and credit cards; or agree to do business with the bank in other ways.
“You should expect that customers will have a choice of banking more efficiently, bringing more relationships to us, or paying a maintenance fee,” Neil Cotty, the chief accounting officer of Bank of America, told Wall Street analysts in April.
Tony Plath, a finance professor at UNC Charlotte, said he thinks that some form of free checking will exist at most banks and credit unions because of public demand and expectation.
“You’ll see minimum- balance requirements that pay a very low rate of interest so that lost customer interest can subsidize the delivery of a free checking account,” Plath said. “It will depend on the depth of the relationship the bank maintains with the customer.”
Cameron Jordan, a spokeswoman for BB&T, said that the bank constantly reviews its product mix and “makes enhancements from time to time.”
Scott Bauer, the chairman and chief executive of Southern Community Financial Corp., said he believes that the decision to reduce or end free-checking accounts will be made on “a case-by-case basis.”
“Our feeling is that some of the income loss, such as nonsufficient-fund fees, may be temporary,” Bauer said. “We just do not know yet what the real impact will be and will wait on actual results.”
Greg McBride, a senior financial analyst at Bankrate.com, said that free checking “will certainly become less prevalent.”

“However, it probably won’t become extinct, with credit unions, community banks and online banks remaining viable alternatives. Consumers will continue to have some options, but it will entail an assessment of your financial lifestyle and shopping around to find the best deal for you.”
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